Filed by Covad Communications Group, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: GoBeam, Inc.

Commission File No.: 000-25271

On March 3, 2004, Covad Communications Group, Inc. issued a press release announcing that it had reached a definitive agreement to acquire GoBeam, Inc. The text of the press release follows.

Media Contacts	Investor Relations
Covad Communications	Covad Communications
Pavel Radda	Susan Crawford
408-952-7425	408-434-2130
pradda@covad.com	investorrelations@covad.com

GoBeam
Kevin Gavin
925-217-5915
kevin.gavin@gobeam.com

Covad Signs Agreement to Acquire GoBeam to Accelerate

Voice Over Internet Protocol (VoIP) Launch

Acquisition Will Transform Covad from Broadband Company

to Integrated Voice & Data Communications Provider

San Jose, Calif. (March 3, 2004) – Covad Communications Group, Inc. (OTCBB: COVD), a leading national broadband service provider of high-speed Internet and network access, today announced it has signed an agreement to acquire GoBeam Inc., a privately-owned provider of Voice over Internet Protocol (VoIP) services.

Covad will acquire GoBeam, including its assets and intellectual property in a transaction valued at $48 million that is expected to close in May of this year, subject to customary closing conditions. GoBeam’s stockholders will receive Covad shares in exchange for their GoBeam shares. GoBeam, which is based is Pleasanton, California, currently has more than 13,000 VoIP stations (telephones) serving business customers throughout California and in the Chicago, Illinois area.

VoIP represents a dramatic transformation in telecommunications that leverages the power of the Internet to enable next generation communications capabilities. It uses a broadband Internet connection to carry local and long distance voice calls instead of the public switched telephone network. According to a report from research firm Stratecast Partners, by 2007 the U.S. VoIP market is forecast to grow to more than five million subscribers, a five-fold increase over 2002 levels. The Internet Protocol-PBX market, which has just under 100,000 lines today, is expected to grow to more than 1.7 million lines by 2007, according to Forrester Research.

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“Our acquisition of GoBeam not only accelerates Covad’s entry into the growing VoIP market, but it also is a major step in transforming Covad from a broadband company into an integrated voice and data communications provider,” said Charles Hoffman, Covad president and chief executive officer. “By combining Covad’s nationwide broadband network with GoBeam’s market-leading VoIP services we expect to greatly accelerate the national availability of VoIP and communications services bundles eventually reaching more than 100 of the top Metropolitan Statistical Areas (MSA) in 35 states.”

“We welcome the opportunity to partner with Covad,” said GoBeam CEO Bill Jarvis. “The combination of GoBeam’s managed business communication applications with Covad’s nationwide broadband network and operating systems will enable us to provide end-to-end business communications solutions to customers across the country.”

GoBeam will retain its own brand and continue to operate its services until mid-year 2004 when the transition to Covad has been completed. Founded in 1999, GoBeam was created to extend and deploy next generation communications services for small and medium-size businesses by leveraging extensive experience in end-to-end IP switching and transmission technology and a highly advanced software-based development platform. GoBeam received a 2003 Editor’s Choice Award from Network Computing and Network Magazine’s 2002 Product of the Year award.

“The acquisition of GoBeam expedites Covad’s entry into the VoIP market and adds an important new revenue stream and service package for Covad. In addition, after four years of delivering VoIP to the enterprise, GoBeam’s technical and marketplace savvy will give Covad a distinct advantage.” said William Stofega, senior telecommunications analyst at IDC. “Covad’s national network is a perfect fit for GoBeam’s distribution model and enables Covad to transition from a broadband provider to a national integrated communications provider.”

GoBeam currently offers a comprehensive suite of business VoIP solutions to accommodate varying customers’ needs. At the center of the GoBeam solution is a full-feature hosted PBX solution that offers advanced PBX capabilities without the need to install expensive PBX hardware at the customer location. In addition, each user gets a unique phone number and an associated GoBeam Dashboard to manage incoming and outgoing phone calls through a computer.

The GoBeam Dashboard allows users to consolidate their multiple phone numbers with a single personal telephone number so callers reach them wherever they are. A personal virtual fax number handles all incoming faxes. The unified visual mailbox conveniently manages voicemail and faxes just like e-mail. Robust call logs and integration with Microsoft Outlook allow users to make and return calls with just a mouse click. Web collaboration and voice conferencing are easy to set up and use.

Jarvis added: “It is this unprecedented availability, control and ease of use of advanced communications capabilities that lead to tremendous improvements in business productivity that has helped so many GoBeam users become raving fans of the GoBeam service.”

Covad plans to eventually offer VoIP to the consumer market through its wholesale partners and direct sales.

This accelerated roll out of VoIP services will require additional investment, and Covad is currently evaluating what impact this will have on the company’s previous expectation to be cash-flow positive by mid-year 2004.

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About Covad

Covad is a leading national broadband service provider of high-speed Internet and network access utilizing Digital Subscriber Line (DSL) technology. It offers DSL, T1, managed security, hosting, IP, dial-up services and bundled voice and data services directly through Covad’s network and through Internet Service Providers, value-added resellers, telecommunications carriers and affinity groups to small and medium-sized businesses and home users. Covad operates the largest national DSL network with services currently available in 96 of the top Metropolitan Statistical Areas (MSAs). Covad’s network currently covers more than 45 million homes and businesses and reaches approximately 45 percent of all US homes and businesses. Corporate headquarters is located at 110 Rio Robles San Jose, CA 95134. Telephone: 1-888-GO-COVAD. Web Site: www.covad.com.

About GoBeam

GoBeam Inc. delivers high quality, highly affordable and feature-rich VoIP telephony solutions to small and mid-size businesses. Fast to implement, simple to use and highly scalable, GoBeam provides advanced local and long distance telephone service and Internet connectivity by replacing or augmenting a company’s PBX with hosted and managed solutions. With GoBeam, companies reduce communication costs, increase employee productivity with new business collaboration solutions and eliminate the expense and complexity of managing legacy PBX solutions. Network Magazine named GoBeam “Product of the Year” for its VoIP service to small and medium-sized businesses. PC Magazine singled out its digital Dashboard as an “intuitive Web user interface with a host of features for small-office users.” GoBeam is headquartered at 5050 Hopyard Road, Suite 350, Pleasanton, CA 94588-3321. Phone: 866-GOBEAM9 (866-462-3269). Web site: www.gobeam.com.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995:

The statements contained in this press release that are not historical facts are “forward-looking statements,” including expectations regarding Covad’s acquisition of GoBeam, deployment of VoIP and related services and capabilities, expected market for VoIP and IP-PBX services and the statements made by the president and chief executive officer and the assumptions underlying such statements. Actual events or results may differ materially as a result of risks facing Covad or actual results differing from the assumptions underlying such statements. Such risks and assumptions include, but are not limited to, Covad’s ability to continue to service and support its customers, to successfully market its services to current and new customers, to maintain competitive pricing, manage the consolidation of sales to a fewer number of wholesale customers, to respond to competition, to develop and maintain strategic relationships, to manage growth, to access regions and negotiate suitable interconnection agreements, all in a timely manner, at reasonable costs and on satisfactory terms and conditions, as well as regulatory, legislative, and judicial developments and the absence of an adverse result in litigation against Covad. Covad disclaims any obligation to update any forward-looking statement contained in this press release. All forward-looking statements are expressly qualified in their entirety by the “Risk Factors” and other cautionary statements included in Covad’s SEC Annual Report on Form 10-K for the year ended December 31, 2003, along with Current Reports on Form 8-K filed from time to time with the SEC.

Covad Communications Group, Inc. and GoBeam, Inc. may determine that Covad will file a registration statement on Form S-4 containing a joint proxy statement/prospectus in connection with the merger transaction involving the two companies. If such a filing is made, security holders are urged to read it because it will contain important information about the merger. Investors and security holders may obtain free copies of this document (if and when it is filed) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Covad Communications Group, Inc. by contacting Covad Communications Group, Inc. at the address, website and phone number provided above under About Covad.